Via Facsimile and U.S. Mail
Mail Stop 6010

August 6, 2007

Leslie Hudson, Ph.D.
Chief Executive Officer and President
Nabi Biopharmaceuticals
5800 Park of Commerce Boulevard N.W.
Boca Raton, FL 33487

Re: Nabi Biopharmaceuticals
Form 10-K for Fiscal Year Ended December 30, 2006
File No. 0-04829

Dear Dr. Hudson:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel N. Parker
Branch Chief